FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of April, 2005


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)





21 April 2005
                     COLT APPOINTS CHIEF TECHNOLOGY OFFICER

COLT Telecom Group plc, a leading European provider of business communications, today announced the appointment of Dr Alireza Mahmoodshahi to the new role of Chief Technology Officer (CTO). He joins the senior management team reporting to Chief Executive Officer, Jean-Yves Charlier.

Dr Mahmoodshahi joins COLT from KVH Co., Ltd. in Japan where he was Chief Technology Officer and Chief Information Officer. His responsibilities included product strategy, research & development, data centres, and network and systems. He led the development of high speed Ethernet and multi-service platform in the country enabling KVH to be the first carrier to launch this product in Japan helping to transform the company from a start-up operation to a recognised telecoms brand.

Prior to joining KVH in 2001, he held a number of senior positions during a 17 year career at AT&T, including spending 10 years with AT&T Bell Laboratories where he worked on a number of ground breaking technologies and was appointed Distinguished Member of Technical Staff (DMTS) for his significant technical contribution and his pioneering research and development work in global VSAT satellite communications technology. His career at AT&T culminated in the role of Vice President of IP Technology & Business Development for the Technology Sector at Concert, the global joint venture between AT&T and BT.

As CTO at COLT, he will head up the Products, Innovation and Systems division responsible for Research and Development activities including the development and introduction of new products and services and managing the existing product portfolio. He will also have responsibility for driving the development and the management of the company's information technology.

Commenting on the appointment, Jean-Yves Charlier said: "Alireza has the global experience and technical expertise as well as the customer focus needed to drive forward our programme of product innovation. His appointment further strengthens the senior management team giving us the blend of skills we need to successfully deliver the strategic initiatives of our Future in Focus roadmap."

Dr Mahmoodshahi has a Ph. D. in electrical engineering from the George Washington University, Washington DC, USA. He is a senior member of the Institute of Electrical and Electronic Engineers (IEEE) and served as US chairman for the International Telephone and Telegraph Consultative Committee (CCITT) and the Inter-American Telecommunication Commission (CITEL) in support of global ISDN standards over VSAT. He is a US citizen.

About COLT

COLT is one of the leading European providers of business communications. COLT specialises in providing data, voice and managed services to midsize and major businesses and wholesale customers. It has more than 50,000 customers across all industry sectors. COLT owns and operates a 13-country, 20,000km network that includes metropolitan area networks in 32 major European cities with direct fibre connections into 10,000 buildings and 12 COLT data centres.

COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L) and NASDAQ
(COLT). Information about COLT and its services can be found at www.colt.net

For more information, please contact:

Gill Maclean
COLT Telecom Group plc
Tel: +44 (0) 20 7863 5314
Email: gill.maclean@colt.net

Luke Glass
COLT Telecom Group plc
Tel: +44 (0) 20 7390 3681
Email: luke.glass@colt.net






                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 21 April, 2005                                 COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary